                                 [BROCADE LOGO]

                                                               Exhibit (a)(1)(l)


FOR IMMEDIATE RELEASE

BROCADE CONTACTS
MEDIA RELATIONS                       INVESTOR RELATIONS
Fenella Tigner                        Shirley Stacy
Tel: 408.392.6843                     Tel: 408.392.5752
ftigner@brocade.com                   sstacy@brocade.com


  BROCADE ANNOUNCES SUCCESSFUL COMPLETION OF ITS STOCK OPTION EXCHANGE PROGRAM

SAN JOSE, CALIF. -- JANUARY 10, 2003 -- Brocade Communications Systems, Inc. (Brocade(R)) (Nasdaq: BRCD), the world's leading provider of infrastructure solutions for Storage Area Networks (SANs), announced today the successful completion of its employee stock option exchange program. The stock option exchange program expired at 5:00 p.m. Pacific Time, on Wednesday, January 8, 2003. All outstanding options properly tendered for exchange by eligible employees have been accepted.

Brocade has accepted for cancellation and exchange options to purchase 58.1 million shares of its common stock. Pursuant to the terms and conditions set forth in the offer, in exchange for the options that were accepted for cancellation and exchange, Brocade will issue new options to purchase an aggregate of approximately 29.6 million shares of its common stock. The new options will be issued on July 10, 2003, the first business day that is six months and one day from the expiration date of the offer.

ABOUT BROCADE COMMUNICATIONS SYSTEMS, INC.

Brocade (Nasdaq: BRCD) offers the industry's leading intelligent platform for networking storage. The world's leading systems, applications, and storage vendors have selected Brocade to provide a networking foundation for their SAN solutions. The Brocade SilkWorm(R) family of fabric switches and software is designed to optimize data availability and storage and server resources in the enterprise. Using Brocade solutions, companies can simplify the implementation of storage area networks, reduce the total cost of ownership of data storage environments, and improve network and application efficiency. For more information, visit the Brocade website at www.brocade.com or contact the company at info@brocade.com.

                                       ###

Brocade, the B weave logo and SilkWorm are registered trademarks of Brocade Communications Systems, Inc. or its subsidiaries in the United States or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners. All products, plans, and dates are subject to change without notice.


                      BROCADE COMMUNICATIONS SYSTEMS, INC.
                     1745 Technology Dr. San Jose, CA 95110
                          T 408.487.8000 F 408.487.8101
                                 www.brocade.com